Exhibit 99.1

Ctrip Announces Entry into Facility Agreement

Shanghai, July 5, 2019 — Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip” or the “Company”), a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel-related services, today announced that it has entered into, as borrower, a facility agreement (the “Facility Agreement”) dated July 5, 2019 with certain financial institutions specified therein, for up to US$2 billion equivalent transferrable term loan facility with a greenshoe option of up to US$500 million (the “Facilities”).

The Facilities have a 3-year tenor. The proceeds borrowed under the Facilities may be used for the general working capital requirements of the Ctrip group, including repayment of any existing financial indebtedness.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading provider of online travel and related services, including accommodation reservation, transportation ticketing, packaged tours and in-destination services, corporate travel management, and other travel related services. It enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, internet websites and centralized, toll-free, 24-hour customer service center. The family of travel brands mainly includes: Ctrip, the largest online travel agency in terms of gross merchandise value and best-known travel brand in China; Qunar, a leading online travel agency in China; Trip.com, an online travel agency for global consumers; and Skyscanner, a leading global travel search site. Since its inception in 1999, Ctrip Group has experienced substantial growth and become one of the largest travel service providers in the world.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.
Tel: +86 (21) 3406-4880 × 12229
Email: iremail@ctrip.com